UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Westport Innovations Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
960908309
(CUSIP Number)
James R. Black
Davis Wright Tremaine
505 Montgomery Street, Suite 800
San Francisco, CA 94111
(415) 276-6508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,092,530 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

6,976,067 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,976,067 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.7% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Kevin Douglas and his wife, Michelle Douglas, hold 2,790,431 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 2,302,099 shares.
(2) Kevin Douglas has dispositive power with respect to 697,608 shares held by James E. Douglas III and 1,185,929 shares held by the Douglas Family Trust.
(3) Based on 39,325,853 shares of the Issuer’s common stock outstanding as of April 14, 2010, as reported on the press release included as an exhibit to Issuer’s Form 6-K filed with the SEC on April 15, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,092,530 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

5,092,530 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,092,530 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Kevin Douglas and his wife, Michelle Douglas, hold 2,790,431 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 2,302,099 shares.
(2) Based on 39,325,853 shares of the Issuer’s common stock outstanding as of April 14, 2010, as reported on the press release included as an exhibit to Issuer’s Form 6-K filed with the SEC on April 15, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James E. Douglas III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		697,608

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

697,608 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,608 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Kevin Douglas has dispositive power with respect to 697,608 shares held by James E. Douglas III.
(2) Based on 39,325,853 shares of the Issuer’s common stock outstanding as of April 14, 2010, as reported on the press release included as an exhibit to Issuer’s Form 6-K filed with the SEC on April 15, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,790,431 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,790,431 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,790,431 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 2,790,431 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3) Based on 39,325,853 shares of the Issuer’s common stock outstanding as of April 14, 2010, as reported on the press release included as an exhibit to Issuer’s Form 6-K filed with the SEC on April 15, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		1,185,929

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,185,929 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,929 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co trustees.
(2) Kevin Douglas has dispositive power with respect to 1,185,929 shares held by the Douglas Family Trust.
(3) Based on 39,325,853 shares of the Issuer’s common stock outstanding as of April 14, 2010, as reported on the press release included as an exhibit to Issuer’s Form 6-K filed with the SEC on April 15, 2010.

CUSIP No.	960908309

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants' Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		2,302,099

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,302,099

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,302,099

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co trustees.
(2) Based on 39,325,853 shares of the Issuer’s common stock outstanding as of April 14, 2010, as reported on the press release included as an exhibit to Issuer’s Form 6-K filed with the SEC on April 15, 2010.

CUSIP No.	960908309
Item 1.
(a)	Name of Issuer: Westport Innovations Inc.

(b)	Address of Issuer’s Principal Executive Offices: Suite 101 1750 West 75th Avenue Vancouver, British Columbia Canada V6P 6G2
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $1 per share

(e)	CUSIP NUMBER: 960908309

(2)(a)	NAME OF PERSONS FILING: K&M Douglas Trust Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

CUSIP No.	960908309
(e)	CUSIP NUMBER: 960908309
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not Applicable.

CUSIP No.	960908309
Item 4.	Ownership
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which are incorporated by reference herein.
Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	960908309
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2010	* Kevin Douglas
Kevin Douglas

Date: May 4, 2010	* Michelle Douglas
Michelle Douglas

Date: May 4, 2010	* James E. Douglas III
James E. Douglas III

K&M Douglas Trust
Date: May 4, 2010	* Kevin Douglas
By: Kevin Douglas
	Title:	Trustee

Date: May 4, 2010	* Michelle Douglas
By: Michelle Douglas
	Title:	Trustee

Douglas Family Trust
Date: May 4, 2010	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
	Title:	Trustee

Date: May 4, 2010	* Jean A. Douglas
By: Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
Date: May 4, 2010	* Kevin Douglas
By: Kevin Douglas
	Title:	Trustee

Date: May 4, 2010	* Michelle Douglas
By: Michelle Douglas
	Title:	Trustee

CUSIP No.	960908309

*By:	/s/ Tim McGaw
Tim McGaw
Attorney-in-fact

CUSIP No.	960908309

EXHIBIT A
JOINT FILING AGREEMENT
This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Westport Innovations Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: May 4, 2010	* Kevin Douglas
Kevin Douglas

Date: May 4, 2010	*Michelle Douglas
Michelle Douglas

Date: May 4, 2010	* James E. Douglas III
James E. Douglas III

K&M Douglas Trust
Date: May 4, 2010	* Kevin Douglas
By: Kevin Douglas
	Title:	Trustee

Date: May 4, 2010	* Michelle Douglas
By: Michelle Douglas
	Title:	Trustee

Douglas Family Trust
Date: May 4, 2010	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
	Title:	Trustee

Date: May 4, 2010	* Jean A. Douglas
By: Jean A. Douglas
	Title:	Trustee

James Douglas And Jean Douglas Irrevocable Descendants’ Trust
Date: May 4, 2010	* Kevin Douglas
By: Kevin Douglas
	Title:	Trustee

CUSIP No.	960908309

Date: May 4, 2010	* Michelle Douglas
By: Michelle Douglas
	Title:	Trustee

*By:	/s/ Tim McGaw
Tim McGaw
Attorney-in-fact